Via Facsimile and U.S. Mail

November 17, 2010

David Ian Bell
General Counsel
Grifols, Inc.
2410 Lillyvale Ave.
Los Angeles, CA 90032-3514

> **Re:** **Grifols, SA**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed November 5, 2010**
> **File No. 333-168701**

Dear Mr. Bell:

We have reviewed your amended registration statement and your letter dated November 5, 2010 and we have the following comments. In some of our comments, we may ask you to provide us with additional information so we may better understand your amendment.

Please respond to this letter by, where applicable, further amending your registration statement or providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe a further amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Transaction

Conditions to Complete the Transactions, page 10

1. We note your response to our prior comment 1. Your additional disclosure does not identify which of these conditions are subject to waiver under applicable law, as previously requested. Please revise this disclosure accordingly.

Notes to the Consolidated Financial Statements

(7) Goodwill

Impairment testing, page F-57

2. We note your response to our prior comment 14 which indicates that you will
    enhance disclosure in future filings as the omission suggested in our comment does
    not constitute a material error in the previously issued financial statements as defined
    under IAS 8. We are still in process of reviewing your response to this comment and
    may have additional comments.

(8) Other Intangible Assets

Impairment testing, page F-58

3. Your response to our prior comment 87 in our letter dated September 8, 2010 clarifies
    the fact that you use post-tax rates in your cash flow projections when performing
    impairment testing and discusses your basis for using the post-tax rate when IAS
    36.55 states that pre-tax rates must be used. Please disclose the following:

    -   an assertion in your accounting policy note that the use of post-tax
        assumptions does not result in a VIU that is materially different had pre- tax
        assumptions been used;

    -   the post-tax discount rate used; and

    -   the pre-tax discount rate.

(15) Equity

(c) Reserves, page F-66

4. We note your response to our prior comments 16 and 17 which indicates that you will
    enhance disclosure in future filings as the omission suggested in our comment does
    not constitute a material error in the previously issued financial statements as defined
    under IAS 8. We are still in process of reviewing your response to this comment and
    may have additional comments.

Talecris Biotherapeutics Holdings Corp Financial Statements, page F-111

5.   Please revise to update your financial statements for the interim period ending September 30, 2010 as required in Rule 3-12 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Allen at (202) 551-13652 or Melissa Rocha at (202) 551-13854 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-13383 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Julie M. Allen, Esq.
        Peter Samuels, Esq.
        Charley Lozada, Esq.
        Proskauer Rose LLP
        1585 Broadway
        New York, NY 10036